Exhibit 99.3

Second Quarter 2007 Report

August 14, 2007

PROFILE

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Our integrated offerings are designed for organizations in the financial services, manufacturing, government and oil and gas sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Eliminate operational downtime through preventative and corrective maintenance activities;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”). Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.  GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained from our website www.northcore.com.

LETTER TO SHAREHOLDERS

Dear Shareholders,

As you may be aware, Northcore implemented a series of management changes recently and I was named Chief Executive Officer following the completion of our second quarter.  Going forward, I will be responsible for the Company’s strategic direction and will serve as chief spokesperson on corporate and investor activities.

I would like to take the opportunity to introduce myself and reassure you of my commitment to the Company and, in particular, to increasing shareholder value.

By way of background, I have provided information technology and management consulting services to leading private and public sector organizations, such as American Airlines, Bank of Montreal, IBM, and the government of Canada. I have also been a member of the faculties of the Richard Ivey School of Business, University of Western Ontario and Georgetown University.  I am also a founding director of the Company and have served on the board of directors for the better part of 10 years.

Leveraging my professional and board experience, I will work closely with the management team to help the Company realize its full potential in the quarters and years to come.

Second Quarter Financial Results

In the second quarter of 2007, we reported revenues of $285,000.  This total represents a decrease of 11 percent from the $322,000 that we generated in the first quarter of 2007, and an improvement of 68% over the $170,000 that we produced in Q2 of 2006.

Despite a six percent revenue increase in our North America business unit over Q1 results, I’m disappointed with our overall performance in Q2, which was hurt by the strengthening Canadian dollar and a decline in royalty fee payments from our relationship with ADB Systemer.

The North America revenue growth was driven from the services component of our offerings. These application development and software customization projects provide a steadily growing revenue stream and continued strengthening of our relationships with key customers such as GE.  Our focus, however, needs to be on product sales.

As a reminder, we derive our revenues through fees from application hosting activities provided to customers, the sale of software licenses, and the delivery of application development, software customization and other technology services.

We reported a net loss for the second quarter of $590,000 or $0.01 per share.  This compares to a net loss of $550,000 or $0.01 per share in the first quarter of 2007.  In the second quarter of 2006, we reported a net gain of $1,043,000, a total that included income from discontinued operations of $1,918,000, resulting from the sale of the Company’s Norway business unit. As we have reported previously, Northcore sold its Norway business unit for $2,687,000 in cash and debt settlement effective June 30, 2006.

We also reported an EBITDA loss in the second quarter of 2007 of $419,000.  This compares to an EBITDA loss of $368,000 in the first quarter of 2007 and an EBITDA loss of $607,000 in the second quarter of 2006.

LETTER TO SHAREHOLDERS

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options, and discontinued operations.  Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at June 30, Northcore held cash and cash equivalents of $44,000, and accounts receivable of approximately $237,000.

Subsequent to the close of the second quarter, we announced that we will raise working capital through a rights offering to all eligible shareholders of the Company’s common stock.  I encourage you to review the information package that was issued to you recently.  Please note that the rights offering expires at 4:00 p.m. Eastern time on August 22, 2007.

Operating highlights

We also completed the following customer and operating activities in the period:

•	Our joint venture with GE successfully conducted a sales and marketing event for a major transportation equipment leasing company.
•
Our joint venture with GE signed a memorandum of understanding with a Fortune 500 organization to provide asset disposition services that will facilitate the sale and marketing of third-party owned equipment.

•	We signed a three-year application hosting agreement with a leading Fortune 500 company to provide web-based capabilities for asset disposition, asset tracking and asset appraisal.
•
The Company completed a private placement, issuing a new Series K subordinated notes with a face amount of $1,360,000 to existing holders of Series G notes.  In addition, Northcore completed a private placement issuance of 2,992,000 common shares in consideration of $449,000 Series G accrued debt interest.

•	The Company received operating loans from a private investor in the amount of $280,000.

Outlook

I’m very excited about our future. The recent management changes provide us an opportunity to better focus our strategic direction. The core of our activities will continue to be devoted to supporting our joint venture with GE, combined with an increased effort on product sales and a further expansion of our services revenues on a stable expense base. As a result, we can expect improved financial and operational results in the periods to come.

Yours truly,

Duncan Copeland, CEO
August 2007

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars) (Unaudited)
	June 30	December 31
	2007	2006

ASSETS

CURRENT
Cash	$44	$475
Accounts receivable	237	154
Deposits and prepaid expenses	59	63
	340	692
CAPITAL ASSETS	70	80
DEFERRED CHARGES	-	41
	$410	$813

LIABILITIES

CURRENT
Accounts payable	$448	$347
Accrued liabilities	297	727
Deferred revenue	161	68
Demand loans (Note 5 and 6)	602	-
Current portion of secured subordinated notes (Note 6)	160	1,682
	1,668	2,824
SECURED SUBORDINATED NOTES (Note 6)	943	244
	2,611	3,068

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 7)	102,375	101,867
Contributed surplus (Note 8)	2,455	1,819
Warrants (Note 9)	533	580
Stock options (Note 10)	1,265	1,252
Other options	193	193
Conversion feature on secured subordinated notes (Note 6)	1,063	1,049
Deficit	(110,085)	(109,015)
	(2,201)	(2,255)
	$410	$813

Continuation of the business (Note 2)
Subsequent event (Note 14)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

License revenue	$-	$-	$-	$10
Service revenue	285	170	607	531
Total revenue	285	170	607	541

Operating expenses:
General and administrative	448	498	895	940
Customer service and technology	178	159	350	325
Sales and marketing	78	120	149	256
Employee stock options	6	37	13	72
Depreciation and amortization	10	20	19	45
Total operating expenses	720	834	1,426	1,638
Loss from continuing operations before the under-noted	(435)	(664)	(819)	(1,097)

Interest expense:
Cash interest expense	67	93	131	200
Accretion of secured subordinated notes	88	123	191	268
Interest income	-	(5)	(1)	(5)
	155	211	321	463
Loss from continuing operations	(590)	(875)	(1,140)	(1,560)
Income from discontinued operations (Note 3)	-	1,918	-	2,123
NET INCOME (LOSS) FOR THE PERIOD	$(590)	$1,043	$(1,140)	$563
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustment	-	-	-	17
COMPREHENSIVE INCOME (LOSS)	$(590)	$1,043	$(1,140)	$580
EARNINGS (LOSS) PER SHARE:
From continuing operations, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Net earnings (loss) per share, basic and diluted	$(0.01)	$0.01	$(0.01)	$0.01
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	84,397	79,212	84,117	76,724

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT (in thousands of Canadian dollars) (Unaudited)
	Six Months Ended
	June 30	June 30
	2007	2006

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(109,015)	$(108,367)
CHANGE IN ACCOUNTING POLICY - FINANCIAL INSTRUMENTS (Note 1)	70	-
DEFICIT, BEGINNING OF PERIOD, AS RESTATED	(108,945)	(108,367)
NET INCOME (LOSS) FOR THE PERIOD	(1,140)	563
DEFICIT, END OF PERIOD	$(110,085)	$(107,804)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian Dollars) (Unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss from continuing operations	$(590)	$(875)	$(1,140)	$(1,560)
Items not affecting cash:
Depreciation and amortization	10	20	19	45
Employee stock options	6	37	13	72
Accretion of secured subordinated notes	88	123	191	268
	(486)	(695)	(917)	(1,175)
Changes in non-cash operating working capital (Note 11)	157	192	216	205
	(329)	(503)	(701)	(970)
INVESTING
Capital assets	-	(5)	(10)	(5)
	-	(5)	(10)	(5)
FINANCING
Demand loans (Note 5)	280	-	280	-
Secured subordinated notes, net (Note 6)	-	(60)	-	645
Repayment of advances from related parties (Note 4)	-	(22)	-	(22)
	280	(82)	280	623
CASH FLOWS FROM DISCONTINUED OPERATIONS (Note 3)
Operating activities	-	(274)	-	(316)
Investing activities - Proceeds from disposition of discontinued operations	-	2,643	-	2,643
	-	2,369	-	2,327
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	(49)	1,779	(431)	1,975
CASH, BEGINNING OF PERIOD	93	256	475	60
CASH, END OF PERIOD	$44	$2,035	$44	$2,035

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest paid	$-	$10	$15	$20

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 11

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The unaudited interim consolidated financial statements of Northcore Technologies Inc. (“Northcore” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements.  The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2006, except as described below.

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges.  These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its marketable securities as held-for-trading, which are measured at fair value.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the quarter ended June 30, 2007.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on transition and as at June 30, 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred.  The Company had previously deferred these costs and amortized them over the term of the related debts.  The carrying value of transaction costs at December 31, 2006 of $42,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $42,000 and a decrease in secured subordinated notes of $112,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

The Company had no “other comprehensive income or loss” transactions during the quarter ended June 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are restated to reflect the application of foreign currency translation of self-sustaining foreign operations.  Other comprehensive income for the quarter ended March 31, 2006 comprises foreign currency gains on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

2.	CONTINUATION OF THE BUSINESS

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan, including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006.  Management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond Q2 of 2007 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

3.	DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of UK contracts to the Buyer, the Company will receive a royalty of 10% of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties will be recognized in earnings as they become due.  The Company recorded a total of $24,000 and $100,000 in royalties for the quarter and six months ended June 30, 2007, respectively.  Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006.  The sale of the shares of ADB Systemer included the sale of the ADB Systems name.  Upon the sale of ADB Systemer, the Company retains access to all existing technology that will be used to service existing customers and entered into a Value Added Reseller Agreement with ADB Systemer.

The following summarizes the statement of operations and statement of cash flows information for the Company’s discontinued operations.

	Three Months Ended June 30		Six Months Ended June 30
Statement of Operations	2007	2006	2007	2006
	(in thousands, except per share amounts)
Revenue	$-	$1,049	$-	$2,398
Income from operations	-	126	-	331
Gain from disposition of discontinued operations	-	1,792	-	1,792
Income from discontinued operations	$-	$1,918	$-	$2,123
Income per share from discontinued operations, basic and diluted	$-	$0.02	$-	$0.03

	Three Months Ended June 30		Six Months Ended June 30
Statement of Cash Flows	2007	2006	2007	2006
	(in thousands)
Operating activities	$-	$(274)	$-	$(316)
Investing activities - Proceeds from disposition of discontinued operations	-	2,643	-	2,643
Financing activities	-	-	-	-
Cash from discontinued operations	$-	$2,369	$-	$2,327

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

4.	DUE TO RELATED PARTIES

During the quarter ended March 31, 2006, the Company repaid advances from directors and/or officers totaling $45,000 through the issuance of Series J notes.

As at June 30, 2007, accrued liabilities included $nil (December 31, 2006 - $nil) in interest payable on the amounts due to related parties.

During the quarter ended June 30, 2007, interest expense on advances from related parties was $nil (June 30, 2006 - $2,000).  During the six months ended June 30, 2007, interest expense on advances from related parties was $nil (June 30, 2006 - $4,000).

5.	DEMAND LOANS

During the quarter ended June 30, 2007, the Company received operating loans from a private investor in the amount of $280,000.  The loans bear interest at 8%, are due on demand and are secured by a general security agreement on the assets of the Company.

Also during the quarter ended June 30, 2007, demand loans in the amount of $240,000 arising from the remaining Series G notes holders were reclassified as current liabilities from secured subordinated notes along with $80,000 of accrued interest related to these notes, for a total of $320,000 (See Note 6 (a)).  The loans bear interest at 11%, are due on demand and are secured by a general security agreement on the assets of the Company.

6.	SECURED SUBORDINATED NOTES

a)
The Series G secured subordinated notes with a face amount of $1,600,000 matured on June 15, 2007.  In connection with the refinancing of the Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000, to existing holders of $1,360,000 of the Series G secured subordinated notes.

The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series K secured subordinated notes.  The Company determined the fair value of the liability component of the Series K notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series K notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $744,000 and $616,000, respectively.  The liability component will be accreted to $1,360,000 over the term of the Series K notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000 (See Note 7 (c)).

The Company is currently negotiating with the remaining Series G debt holders to undertake a similar transaction.  As a result, the Company continues to record the remaining $240,000 of the Series G secured subordinated notes and related accrued interest of approximately $80,000 as a demand loan (See Note 5).

During the quarter ended June 30, 2007, the remaining $1,600,000 (face value) balance of the Series G notes (book value $1,600,000) was refinanced as per above.  Accordingly, 5,161,000 equity units represented by 5,161,000 common shares valued at $419,000 and 2,580,000 warrants valued at $165,000 were canceled (See table below).

During the quarter ended March 31, 2007, $50,000 (face value) of the Series G notes (book value of $46,000) were converted into 162,000 equity units represented by 162,000 common shares valued at $13,000 and 81,000 warrants valued at $5,000 (See table below).

The terms of the secured subordinated notes are more fully described in Note 8 to the annual consolidated financial statements for the year ended December 31, 2006.

b)	During the quarter ended June 30, 2007, the Company recorded cash interest expense of $67,000 (June 30, 2006 - $93,000) and interest accretion of $88,000 (June 30, 2006 - $123,000).

During the six months ended June 30, 2007, the Company recorded cash interest expense of $131,000 (June 30, 2006 - $200,000) and interest accretion of $191,000 (June 30, 2006 - $268,000).

c)	As at June 30, 2007, accrued liabilities include $160,000 (December 31, 2006 - $574,000) of unpaid interest payable relating to the secured subordinated notes.

d)	Accrued liabilities include accrued interest payable to related parties in connection with the secured subordinated notes is as follows:

	June 30, 2007	December 31, 2006
	(in thousands)
Series G	$-	$31
Series H	6	5
Series I	22	16
Series J	16	10
Total	$44	$62

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

e)	Interest payments relating to the secured subordinated notes totaling $20,000 were made to related parties in the quarter ended June 30, 2007 (June 30, 2006 - $1,000).

Interest payments relating to the secured subordinated notes totaling $35,000 were made to related parties in the six months ended June 30, 2007 (June 30, 2006 - $2,000).

f)	The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

	Six Months Ended June 30, 2007
Secured Subordinated Notes	Face Value	Fair Value
	(in thousands)
Opening balance - January 1, 2007	$2,405	$1,926
Change in accounting policy (Note 1)	-	(112)
Accreted (non-cash) interest	-	191
Issuance of notes:
Series K (Note 6 (a))	1,360	744
Conversion of notes:
Series G (Note 6 (a))	(50)	(46)
Maturity of notes:
Series G (Note 6 (a))	(1,600)	(1,600)
Closing balance - June 30, 2007	$2,115	$1,103

Current portion of notes - Series H	$170	$160
Long term portion of notes - Series I, J and K	1,945	943
	$2,115	$1,103

Conversion Features on Secured Subordinated Notes	Six Months Ended June 30, 2007
Including Conversion Feature of Attached Warrants	Common Shares	Fair Value
	(in thousands)
Opening balance - January 1, 2007	17,059	$1,049
Issuance of notes:
Series K (Note 6 (a))	11,333	616
Conversion of notes:
Series G (Note 6 (a))	(243)	(18)
Maturity of notes:
Series G (Note 6 (a))	(7,741)	(584)
Closing balance - June 30, 2007	20,408	$1,063

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

7.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)	Outstanding Common Shares

	Six Months Ended June 30, 2007
	Number	Amount
	(in thousands of shares and dollars)
Opening balance - January 1, 2007	83,742	$101,867
Shares issued pursuant to:
Conversion of secured subordinated notes (Note 6 (a))	162	59
Payment of interest (Note 7 (c))	2,992	449
Closing balance - June 30, 2007	86,896	$102,375

c)	Payment of Interest

Upon maturity of Series G notes, accrued interest in the amount of $449,000 was settled through the issuance of 2,992,000 common shares based on a value of $0.15 per share (See Note 6 (a)).

8.	CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

June 30, 2007
(in thousands)
Opening balance - January 1, 2007	$1,819
Allocation of recorded value of expired warrants (Note 8 (b))	52
Maturity of secured subordinated notes (Note 8 (c))	584
Closing balance - June 30, 2007	$2,455

b)	During the quarter ended June 30, 2007, recorded value of $52,000 (2006 - $nil) related to expired warrants was allocated from warrants to contributed surplus (See Note 9 (b)).

c)
During the quarter ended June 30, 2007, the Company refinanced Series G notes with a face value of $1,600,000 (Note 6 (a)).  As a result, conversion features valued at $584,000 was allocated to contributed surplus.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

9.	WARRANTS

a)	A summary of the changes in the warrants issued and outstanding is as follows:

	Six Months Ended June 30, 2007
	Number	Amount
	(in thousands of shares and dollars)
Opening balance - January 1, 2007	17,064	$580
Warrants issued pursuant to:
Conversion of secured subordinated notes (Note 6 (a))	81	5
Warrants canceled (Note 8 (b))	(806)	(52)
Closing balance - June 30, 2007	16, 339	$533

b)
During 2004, the Company issued 806,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of May 19, 2007 as a result of the conversion of the Series F notes.  These warrants expired unexercised on May 19, 2007 and were accordingly canceled.

10.	STOCK OPTIONS

a)
As at June 30, 2007, 2,190,000 stock options were outstanding to employees and directors of which 1,933,000 were exercisable.  As at December 31, 2006, 2,220,000 stock options were outstanding to employees and directors, of which 1,827,000 were exercisable.

Subsequent to the quarter ended June 30, 2007, the Company granted 1,350,000 stock options to employees, officers and directors.  The options have an exercise price of $0.12 and expire on July 11, 2012.

b)
On August 4, 2006, the Company granted 500,000 stock options to employees, officers and directors of the Company.  The options have an exercise price of $0.15 and expire on August 4, 2011.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 460,000 of the options granted. Approximately 47,000 of these options vested in the second quarter of 2007, with the same number of options to be vest in the subsequent quarters.  The remaining 40,000 performance based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of the performance based options have vested as at June 30, 2007.

On June 21, 2006, the Company granted 50,000 stock options to certain employees of the Company.  The options have an exercise price of $0.15 and expire on June 21, 2011.  All of these options were vested by June 30, 2007.

On December 22, 2005, the Company granted 1,000,000 stock options to certain employees, officers and directors of the Company.  The options have an exercise price of $0.16 and expire on December 22, 2008.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 500,000 of the options granted.  Of these options, 400,000 vest quarterly over a four quarter period and 100,000 were cancelled in the quarter ended March 31, 2006. The remaining 500,000 performance based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives.  Approximately 450,000 of these performance based options had vested as at March 31, 2007 and no options vested during the quarter ended June 30, 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

On January 25, 2005, the Company granted 1,500,000 stock options to employees, officers and directors of the Company.  The options have an exercise price of $0.22 and expire on January 25, 2010.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 1,361,000 of the options granted.  These options vest quarterly over a six quarter period commencing with the quarter ended March 31, 2005.  The remaining 139,000 performance based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of the performance based options have vested as at June 30, 2007.

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three month periods ended June 30, 2007 and June 30, 2006, the employee stock option expense was $6,000 and $37,000, respectively.  For the six month periods ended June 30, 2007 and June 30, 2006, the employee stock option expense was $13,000 and $72,000, respectively.

11.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	(in thousands)
Accounts receivable	$42	$9	$(83)	$37
Deposits and prepaid expenses	(1)	8	4	38
Accounts payable	54	64	101	(59)
Accrued liabilities	(63)	71	101	84
Deferred revenue	125	40	93	105
	$157	$192	$216	$205

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	(in thousands)
Issuance of Series K subordinated notes to refinance Series G subordinated notes (Note 6 (a))	$1,360	$-	$1,360	$-
Issuance of demand loans upon maturity of Series G subordinated notes (Note 5 and 6 (a))	320	-	320	-
Issuance of common shares in settlement of interest payments (Note 7 (c))	449	68	449	72
Reduction in advances from related parties from conversion of secured subordinated notes (Note 4)	-	-	-	(45)

12.	INVESTMENT IN JOINTLY CONTROLLED COMPANY

The unaudited interim consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s unaudited interim consolidated financial statements is summarized as follows:

Consolidated Balance Sheets	June 30, 2007	December 31, 2006
	(in thousands)
Current assets	$5	$15
Current liabilities	(35)	(35)
Net investment	$(30)	$(20)

	Three Months Ended June 30		Six Months Ended June 30
Consolidated Statements of Operations	2007	2006	2007	2006
	(in thousands)
Operating revenue	$19	$20	$39	$32
Operating expenses (recovery)	(1)	-	(1)	-
Net income	$20	$20	$40	$32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

	Three Months Ended June 30		Six Months Ended June 30
Consolidated Statements of Cash Flows	2007	2006	2007	2006
	(in thousands)
Operating activities	$40	$-	$40	$-
Financing activities	(51)	-	(51)	(29)
Net cash outflow	$(11)	$-	$(11)	$(29)

13.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers.  The single reportable operating segment derives its revenues from the sale of software and related services.  Sales for each regional segment are based on the location of the 3rd party customer.

The Company operates in the following reportable geographic segments: North America and Ireland and the United Kingdom.  Information about the Company’s geographical net revenues and assets is set forth below:

Long Term Assets by Geographic Regions:	June 30, 2007		December 31, 2006
	Capital Assets	Other Assets	Capital Assets	Other Assets
	(in thousands)
North America	$70	$-	$80	$41
Ireland and U.K.	-	-	-	-
	$70	$-	$80	$41

Net Revenue by Geographic Regions:	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	(in thousands)
North America	$261	$97	$507	$267
Ireland and U.K.	24	73	100	274
	$285	$170	$607	$541

One customer accounted for 71% (June 30, 2006 - two customers accounted for 55%) of revenues for the quarter ended June 30, 2007 and two customers accounted for 88% (December 31, 2006 - two customers accounted for 81%) of trade receivables as at June 30, 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended June 30, 2007 and 2006
(in Canadian dollars)

14.	SUBSEQUENT EVENT

On July 23, 2007, the Company announced that it will raise funds for working capital purposes through a rights offering to all eligible shareholders of the Company’s common stock.  The Company will offer eligible shareholders as of the record date of July 30, 2007, approximately 86,896,000 rights to subscribe for up to approximately 21,724,000 additional common shares in the Company.  Each eligible holder will receive one right for every common share held in the Company.  Four rights will entitle the holder to purchase one common share in the Company, priced at $0.08 each.  Shareholders who exercise all of their rights will also be entitled to acquire supplemental shares under the provisions of the additional subscription privilege.  Each shareholder with an address of record in the provinces or territories of Canada is eligible for the rights offering.  The Company received approval for the offering from the Company’s board of directors and appropriate securities and market regulators.  The rights offering is scheduled to expire on August 22, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Our integrated offerings are designed for organizations in the financial services, manufacturing, government and oil and gas sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Eliminate operational downtime through preventative and corrective maintenance activities;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”). Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.  GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

DEVELOPMENTS IN THE SECOND QUARTER OF 2007

In addition to our financial performance, we also completed the following customer and operating activities in the period:

•	Our joint venture with GE successfully conducted a sales and marketing event for a major transportation equipment leasing company.
•
Our joint venture with GE signed a memorandum of understanding with a Fortune 500 organization to provide asset disposition services that will facilitate the sale and marketing of third-party owned equipment.

•	We signed a three-year application hosting agreement with a leading Fortune 500 company to provide web-based capabilities for asset disposition, asset tracking and asset appraisal.
•
The Company completed a private placement, issuing a new Series K subordinated notes with a face amount of $1,360,000 to existing holders of Series G notes.  In addition, Northcore completed a private placement issuance of 2,992,000 common shares in consideration of $449,000 Series G accrued debt interest.

•	The Company received operating loans from a private investor in the amount of $280,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include our ability to:

•	Raise additional funding or repay our debt to lenders when needed;
•	Develop our business-to-business sales and operations;
•	Develop appropriate strategic alliances;
•	Develop and implement our technology;
•	Gain market acceptance of our products and services;
•	Adapt to competitive factors and new technological changes;
•	Adapt to the volatility of the stock markets and fluctuations in our share price;

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, Annual Information Form, and Management Information Circular, may also cause our results to differ materially from expectations.
We encourage you to carefully review these risks, as outlined, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended June 30, 2007 and June 30, 2006

The following commentary compares the unaudited consolidated financial results for the three month periods ended June 30, 2007 and June 30, 2006 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview:  The loss from continuing operations for the second quarter of 2007 was $590,000, a loss of $0.01 per share, compared to a loss from continuing operations of $875,000, a loss of $0.01 per share for the same quarter of 2006.  The improvement in loss from continuing operations of $285,000 for the quarter was mainly due to an increase in revenue of $115,000 and lower operating and interest expenses of $114,000 and $56,000, respectively.

Revenue:  Revenue is comprised of software license sales, service fees for software implementation, application hosting, support, training and royalty fees.   Overall revenue increased by $115,000 or 68%, to $285,000 for the quarter ended June 30, 2007 from $170,000 for the quarter ended June 30, 2006.  The increase was the result of an increase in North American revenue of $166,000, partially offset by a decrease in Ireland/U.K. revenue of $49,000.  The revenue growth in the North America was attributable to the increase in implementation and hosting revenue to existing customers.  The decline in Ireland/U.K. revenue resulted primarily from reduced implementation and hosting revenue due to transferring outstanding customer contracts to ADB Systemer upon the sale of the Norwegian business unit in June 2006 and only retaining a 10% royalty fees on these contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

General and Administrative Expenses:  General and administrative expenses decreased by $50,000 from $498,000 for the quarter ended June 30, 2006 compared to $448,000 for the quarter ended June 30, 2007, a decrease of 11 percent.  Savings over the same period of last year include reduction in investor relations and travel expenses, partially offset by an increase in professional fees during the same period.

Customer Service and Technology Expenses:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended June 30, 2007 these costs amounted to $178,000 compared with $159,000 for the second quarter of 2006, an increase of $19,000 or 12 percent.  The increase in costs is due primarily to the increase in staffing levels in Canada.

Sales and Marketing Expenses: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended June 30, 2007 sales and marketing costs amounted to $78,000, as compared to $120,000 in the same period of 2006, a decline of $42,000 or 35 percent.  This decline was a result of a reduction in staffing levels in North America and in Ireland/U.K., partially offset by an increase in marketing expense in North America as a result of engaging a sales agency to promote the Company’s product offerings.

Employee Stock Options:  For the quarter ended June 30, 2007, employee stock option expense amounted to $6,000, as compared to $37,000 in the same period of 2006, a decrease of $31,000.    Employee stock option expense for the second quarter of 2007 represents the fair value of the stock options vesting from the August 4, 2006 grant of 500,000 stock options. The 2006 employee stock option expense represents the fair value of the stock options vesting from the June 21, 2006, December 22, 2005 and January 25, 2005 grants of 50,000, 1,000,000 and 1,500,000 stock options respectively.

Depreciation and Amortization: Depreciation and amortization expense was $10,000 for the quarter ended June 30, 2007 as compared to $20,000 for the quarter ended June 30, 2006.  The decrease was due to the adoption of the new accounting policies for financial instruments, whereby the Company wrote off the balance of deferred charges through the opening deficit as of January 1, 2007, see the discussion under “New Accounting Policies” below.

Interest Expense:  Interest expense was $155,000 for the quarter ended June 30, 2007, compared to $216,000 for the same quarter of 2006.  The interest expense for 2007 included a cash interest expense of $67,000 and a non-cash interest expense of $88,000 related to the Series G, H, I, J and K secured subordinated notes.  The interest expense for 2006 included a cash interest expense of $93,000 and a non-cash interest expense of $123,000 related to the Series E, G, H, I and J secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $329,000 for the second quarter of 2007 as compared to cash outflows of $503,000 from operating activities in the second quarter of 2006.  The reduction in cash outflows was a result of an improvement in loss from continuing operations due to higher revenue, combined with lower operating expenses during the quarter.

Cash Flows from Investing Activities:  There were no investing activities during the second quarter of 2007, as compared to cash outflows of $5,000 for the same period of 2006.  Cash flows from investing activities in 2006 were the result of acquisition of new capital assets during the quarter.

Cash Flows from Financing Activities:  In the second quarter of 2007, financing activities generated cash inflows of $280,000, as compared to cash outflows of $82,000 for the same period of 2006.       Financing activities during the second quarter of 2007 was a result of a demand loan from a private investor in the amount of $280,000.    In the second quarter of 2006, financing activities resulted from the repayment of secured subordinated notes with a face value of $60,000 and the repayment of $22,000 in advances from related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

Comparison of the Six Month Periods Ended June 30, 2007 and June 30, 2006

The following commentary compares the unaudited consolidated financial results for the six month periods ended June 30, 2007 and June 30, 2006 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview:  The year-to-date loss from continuing operations was $1,140,000, a loss of $0.01 per share for 2007, compared to a loss of $1,560,000, or $0.02 per share for the same period of 2006.  The improvement in loss from continuing operations of $420,000 for the six months ended June 30, 2007 was mainly due to revenue growth of $66,000 to $607,000 from $541,000 in 2006, a decrease in operating expenses of $212,000 to $1,426,000 from $1,638,000 in 2006 and a reduction in interest expense of $142,000 to $321,000 from $463,000 in the same period of 2006.

Revenue: Revenue is comprised of software license sales, service fees for software implementation, application hosting, support, training and royalty fees.  Overall revenue increased by $66,000 or 12 percent, to $607,000 for the first half of 2007, from $541,000 the same period of 2006.  The increase was attributable to the increase in North American revenue of $240,000, partially offset by a decrease in Ireland/U.K. revenue of $174,000.  The revenue growth in the North American region was attributable to the increase in implementation and hosting revenue to existing customers.  The decline in Ireland/U.K. revenue resulted primarily from reduced implementation and hosting revenue due to transferring outstanding customer contracts to ADB Systemer upon the sale of the Norwegian business unit in June 2006 and only retaining a 10% royalty fees on these contracts.

General and Administrative Expenses:  General and administrative expenses declined by $45,000 to $895,000 for the six months ended June 30, 2007 from $940,000 for the same period in 2006, a modest decline of five percent.  Savings over the same period last year include reduction in staffing levels in North America, a decrease in investor relations costs and lower travel expenses.  The savings were partially offset by an increase in professional fees.

Customer Service and Technology Expenses:  Customer service and technology expenses increased by $25,000 to $350,000 for the six months ended June 30, 2007, compared to $325,000 for the same period of 2006, an increase of eight percent.  The increase in costs is due primarily to the increase in staffing levels in North America as a result of higher sales activities with current customers.

Sales and Marketing Expenses: Sales and marketing expenses declined by $107,000 to $149,000 for the six months ended June 30, 2007 from $256,000 for the same period in 2006, a decrease of 42 percent.  Savings over the same period last year include reduction in staffing levels in North America and in Ireland/U.K., partially offset by an increase in marketing expense in North America as a result of engaging a sales agency to promote the Company’s product offerings.

Employee Stock Options:  The 2007 employee stock option expense represents the fair value of the stock options vesting from the June 21, 2006 and August 4, 2006 grants of 50,000 and 500,000 stock options respectively.  For the six months ended June 30, 2007, employee stock option expense amounted to $13,000, as compared to $72,000 in the same period of 2006, a decrease of $59,000 or 82 percent.  This decrease was due to fewer options granted in 2007 as compared to 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

Depreciation and Amortization: Depreciation and amortization expense was $19,000 for the first half of 2007, as compared to $45,000 for the same period of 2006.  The decrease was due to the adoption of the new accounting policies for financial instruments, whereby the Company wrote off the balance of deferred charges through the opening deficit as of January 1, 2007, see the discussion under “New Accounting Policies” below.

Interest Expense:  Interest expense was $322,000 for the six months ended June 30, 2007, compared to $468,000 for the same period of 2006.  The interest expense for 2007 included a cash interest expense of $131,000 and a non-cash interest expense of $191,000 related to the Series G, H, I, J and K secured subordinated notes.  The interest expense for 2006 included a cash interest expense of $200,000 and a non-cash interest expense of $268,000 related to the Series E, G, H, I and J secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $701,000 for the first half of 2007 as compared to cash outflows of $970,000 from operating activities in the first half of 2006.  The reduction in cash outflows was a result of an improvement in loss from continuing operations due to higher revenue, combined with lower operating expenses during the six months period.

Cash Flows from Investing Activities:  Investing activities produced cash outflows of $10,000 for the six months ended June 30, 2007 as compared to outflows of $5,000 for the same period of 2006.  Cash flows from investing activities were the result of the acquisition of new capital assets during both periods.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $280,000 for the first half of 2007 as compared to inflows of $623,000 for the first half of 2006.  Financing activities during 2007 was a result of a demand loan from a private investor in the amount of $280,000.    The 2006 cash flows were the result of proceeds in the amount of $705,000 from the issuance of the Series J convertible notes less the repayment of secured subordinated notes with a face value of $60,000 and the repayment of $22,000 in advances from a related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict future performance.  The results for the periods up to the quarter ended March 31, 2006 have been restated as a result of the disposition of ADB Systemer in June 2006.  See Note 3 to the unaudited interim consolidated financial statements.

Quarter ended	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005
(in thousands of Canadian dollars, except per share amounts)
Revenue	$285	$322	$309	$222	$170	$372	$510	$261
Operating expenses:
General and administrative	448	447	439	410	498	443	419	592
Customer service and technology	178	172	189	151	159	165	219	205
Sales and marketing	78	71	55	65	120	137	126	122
Employee stock options	6	7	23	42	37	35	59	14
Depreciation and amortization	10	9	24	23	20	25	27	24
Losses on disposal of capital assets	-	-	-	-	-	-	2	-
Total operating expenses	720	706	730	691	834	805	852	957
Loss from continuing operations before the under-noted	(435)	(384)	(421)	(469)	(664)	(433)	(342)	(696)
Interest expense:
Cash interest expense	67	64	67	78	93	107	98	73
Accretion of secured subordinated notes	88	103	87	99	123	145	128	91
Interest income	-	(1)	(5)	(6)	(5)	-	-	-
	155	166	149	171	211	252	226	164
Loss from continuing operations	(590)	(550)	(570)	(640)	(875)	(685)	(568)	(860)
Income (loss) from discontinued operations	-	-	(1)	-	1,918	205	(218)	60
Net income (loss) for the period	$(590)	$(550)	$(571)	$(640)	$1,043	$(480)	$(786)	$(800)
Loss Per Share From Continuing Operations - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net Earnings (loss) Per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.01	$(0.01)	$(0.01)	$(0.01)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended June 30, 2007, the Company paid $20,000 (June 30, 2006 - $1,000) in interest relating to the secured subordinated notes to related parties.

During the six months ended June 30, 2007, the Company paid $35,000 (June 30, 2006 - $2,000) in interest relating to the secured subordinated notes to related parties.

The following officers and directors purchased Series K notes: Jeff Lymburner, CEO of the Company at the time, purchased $50,000 of Series K notes that have not yet been converted; Jim Moskos, Chief Operating Officer of the Company, purchased $10,000 of Series K notes that have not yet been converted.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $90.1 million from debt and equity financing and has realized $26.4 million in gains on investment disposals. The Company has not earned profits to date and, at June 30, 2007, has an accumulated deficit of $110.1 million.  The Company expects to incur losses further into 2007 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006.  Management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The Series G secured subordinated notes with a face amount of $1,600,000 matured on June 15, 2007.  In connection with the refinancing of the Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000, to existing holders of $1,360,000 of the Series G secured subordinated notes (See note 6 (a)).

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000 (See Note 7 (c)).

The Company is currently negotiating with the remaining Series G debt holders to undertake a similar transaction.  As a result, the Company continues to record the remaining $240,000 of the Series G secured subordinated notes and related accrued interest of approximately $80,000 as a demand loan (See Note 5).

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

During the quarter ended June 30, 2007, the Company received operating loans from a private investor in the amount of $280,000 (See Note 5).  The loans bear interest at 8%, are due on demand and are secured by a general security agreement on the assets of the Company.

Current assets of $340,000 were exceeded by current liabilities (excluding deferred revenue) of $1,507,000 at the end of the second quarter of 2007 by $1,167,000.  Current assets of $430,000 were exceeded by current liabilities (excluding deferred revenue) of $2,975,000 by $2,545,000 at the end of the first quarter of 2007.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash decreased by $49,000 to $44,000 as at June 30, 2007 from $93,000 as at March 31, 2007.  This decrease in cash was the result of the activities described in the Results From Operations section above.

CONTRACTUAL OBLIGATIONS

As at June 30, 2007, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(in thousands of Canadian dollars)	Total	Remainder of 2007	2008	2009	2010	2011

Operating leases	$377	$89	$160	$128	$-	$-
License agreements	205	59	117	29	-	-
Demand loans	602	602	-	-	-	-
Secured subordinated notes -principal repayment (a)	2,115	170	-	1,360	300	285
Secured subordinated notes - interest payment (a)	677	131	149	75	165	157
	$3,976	$1,051	$426	$1,592	$465	$442

(a)	These amounts assume that the notes will be held to maturity.

CRITICAL ACCOUNTING ESTIMATES

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006.  Management’s 2007 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America.  The revenue contained in management’s business plan is based on detailed estimates of revenue on a customer-by-customer basis.  Management does not anticipate a material increase in 2007 expenses over those incurred in 2006, in order to attain the 2007 revenue goals.  Additionally, management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2006.

REVENUE RECOGNITION

The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•      Persuasive evidence of an arrangement exists;
•      Delivery has occurred;
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  The amount allocated to license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training & Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance & Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

NEW ACCOUNTING POLICIES

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges.  These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: August 14, 2007

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its marketable securities as held-for-trading, which are measured at fair value.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the quarter ended June 30, 2007.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on transition and as at June 30, 2007.

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred.  The Company had previously deferred these costs and amortized them over the term of the related debts.  The carrying value of transaction costs at December 31, 2006 of $42,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $42,000 and a decrease in secured subordinated notes of $112,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

The Company had no “other comprehensive income or loss” transactions during the quarter ended June 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are restated to reflect the application of foreign currency translation of self-sustaining foreign operations.  Other comprehensive income for the quarter ended March 31, 2006 comprises foreign currency gains on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

CORPORATE DIRECTORY

DIRECTORS

T. Christopher Bulger (1), (2), (3)
CEO, Megawheels

Duncan Copeland
Chief Executive Officer

David Gelineau (2), (3)
Account Executive, Donna Cona

Jeffrey Lymburner

Jim Moskos
Chief Operating Officer

Rick Robertson (1)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

(1) Member of the Audit Committee
(2) Member of the Management Resources and Compensation Committee
(3) Member of the Corporate Governance Committee

OFFICES

North America
Corporate Headquarters
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

Europe
ADB Systems International Limited
52 Broomhill Road, Suite 108
Broomhill Industrial Estate
Tallaght, Dublin 24
+353 1 4310513

ADDITIONAL SHAREHOLDER INFORMATION

www.northcore.com
investor-relations@northcore.com

AUDITORS

KPMG LLP
Toronto, Ontario, Canada

SHARES OUTSTANDING

Issued: 86,895,798
June 30, 2007

REGISTRAR & TRANSFER AGENT

Equity Transfer and Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

© 2007 Northcore Technologies Inc.